SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. ___)*

SILICON GRAPHICS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

827056300

(CUSIP number)

Symphony Asset Management LLC

Neil L. Rudolph

555 California Street, Suite 2975

San Francisco, CA 94104

(415) 676-4000

(Name, address and telephone number of person authorized to receive notices and communications)

October 17, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ ..

(Continued on the following pages)

(Page 1 of 7 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Symphony Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,029,193
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,029,193
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,029,193
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.25%
14.	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of Silicon Graphics, Inc., a corporation organized under the laws of the state of Delaware (the "Company"). The address of the principal executive offices of the Company is 1500 Crittenden Lane, Mountain View, California 94043. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. Identity and Background.

(a) This Statement is being filed by each of the following person pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission: Symphony Asset Management LLC, a limited liability company organized under the laws of the state of California (the "Reporting Person").

(b) and (c) The principal business office of the Reporting Person, which is an investment adviser, is located at 555 California Street, Suite 2975, San Francisco, CA 94104.

(d) and (e) During the past five years, the Reporting Person nor any of the persons listed in Item 2(b) and (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See the cover sheet for the Reporting Person.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired beneficial ownership of the shares of the Common Stock as part of the reorganization of the Company under Chapter 11 of the Bankruptcy Code (the "Reorganization") pursuant to the First Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated July 27, 2006 as modified (the "First Amended Plan"), and any agreements entered into in connection with the First Amended Plan (together with the First Amended Plan, the "Plan"). The Plan, a copy of which is attached hereto as Exhibit 1 is incorporated by reference herein. Any description of the Plan is qualified in its entirety by reference thereto.

As part of the Reorganization, Senior Secured Convertible Notes (the "Notes") issued pursuant to the Indenture, dated December 24, 2003, between the Company and U.S. Bank National Association, as indenture trustee, as amended from time to time, were converted into Common Stock. The Company issued an aggregate of 11,125,000 shares of Common Stock in connection with the Plan.

In the Reorganization, Notes beneficially owned by the Reporting Person in the aggregate principal amount of approximately $17,983,000 were converted into 235,358 shares of Common Stock.

The Reporting Person also used working capital of investment funds for which the Reporting person serves as general partner or investment adviser and separately managed accounts for which the Reporting person serves as investment adviser to purchase an aggregate of 793,781 shares of Common Stock, for an aggregate price of $5,294,886.12 pursuant to a rights offering in connection with the Plan.

The Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of its pecuniary interest therein.

ITEM 4. Purpose of Transactions.

As described in Item 3, the Reporting Person acquired beneficial ownership of the shares of Common Stock as part of the Reorganization of the Company pursuant to the Plan.

Pursuant to Section 10.3 of the Plan, the Ad Hoc Committee, of which the Reporting Person served as a member, selected the seven members of the Board of Directors of the Company, in consultation with the Company. The Ad Hoc Committee was dissolved when the Plan became effective.

The Reporting Person does not have any present plans or intentions to acquire or dispose of any securities of the Company other than on behalf of the investment funds for which the Reporting Person serves as general partner or investment adviser and the separately managed accounts for which the Reporting Person serves as investment adviser for the purpose of investment. Except as described herein, the Reporting Person does not have any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

The Reporting Person may decide to purchase at any time or times on behalf of such funds or accounts additional shares of the Common Stock or other securities of the Company. The Reporting Person may at any time or times cause such funds or accounts to dispose of any or all securities of the Company in any lawful manner and as permitted by the agreements and other documents governing the Common Stock. The Reporting Person reserves on behalf of such funds or accounts all of such funds' or accounts' rights as stockholders of the Company and may exercise those rights in any manner that the Reporting Person considers to be in the interests of such funds or accounts.

ITEM 5. Interest in Securities of the Issuer.

The following is a description of the shares of Common Stock beneficially owned by the Reporting Person. All references to the Company's issued and outstanding Common Stock shall be deemed to mean 11,125,000 the number of shares of Common Stock reported by the Company to be issued and outstanding as of October 17, 2006, as reported by the Company.

The Reporting Person is the beneficial owner of 1,029,193 shares of Common Stock, or approximately 9.25%, of the Company's issued and outstanding Common Stock. The shares of Common Stock beneficially owned by the Reporting Person are owned of record by investment funds for which the Reporting Person serves as the general partner or investment adviser and separately managed accounts for which the Reporting Person serves as investment adviser. The Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of its pecuniary interest therein.

(c) Except as described in this Statement and except for transactions with respect to the Reorganization of the Company, the Reporting Person has not effected any transaction in the securities of the Company in the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Registration Rights Agreement among the Company, the Reporting Person and certain other investors named therein (together with the Reporting Person, the "Investors"), dated October 17, 2006 (the "Registration Rights Agreement"), the Company has granted to the parties certain demand and piggyback registration rights with respect to the shares of Common Stock now held, or hereinafter acquired, by the Investors (the "Registrable Common Stock"). The Reporting Person together with the investment funds for which the Reporting Person serves as general partner or investment adviser and the separately managed accounts for which the Reporting Person serves as investment adviser and that own of record the shares of Common Stock reported herein qualify as a Key Holder under the Registration Rights agreement Under the Registration Rights Agreement, a Key Holder has the right to require the Company to effect the registration of such shares of Common Stock in certain circumstances and subject to certain thresholds set forth therein. Each Key Holder may request a maximum of two (2) demand registrations. In addition, the Company has agreed that, no later than ten days after the Company becomes eligible to file a Registration Statement on Form S-3, it will prepare and file a Registration Statement on Form S-3 relating to the offering on a continuous or delayed basis pursuant to Rule 415 of the under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Registrable Common Stock, subject to certain conditions and limitations described in the Registration Rights Agreement. In the event that the Company proposes to register Common Stock for its own account, it shall, upon written request, effect the registration of such requesting Key Holder's shares of Registrable Common Stock, subject to certain limitations set forth therein.

The Registration Rights Agreement, a copy of which is attached hereto as Exhibit 2 is incorporated by reference herein. Any description of the Registration Rights Agreement is qualified in its entirety by reference thereto. Except as described in this Item 6, the Reporting Person does not have any other existing agreement with respect to the Common Stock or other securities of the Company.

An investment fund of which the Reporting Person is the general partner is a lender under the Senior Secured Credit Agreement, dated October 17, 2006 (the "Loan Agreement"). The Loan Agreement does not provide the Lenders with any other rights, and does not provide for any other agreements or arrangements among the Lenders with respect to the shares of Common Stock received in connection with the reorganization or otherwise.

The Loan Agreement, a copy of which is attached hereto as Exhibit 3 is incorporated by reference herein. any description of the Loan Agreement is qualified in its entirety by reference thereto.

ITEM 7. Materials to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 1: First Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated July 27, 2006, as modified*

Exhibit 2: Registration Rights Agreement among the Company and certain Investors named therein, dated October 17, 2006**

Exhibit 3: Senior Secured Credit Agreement among the Company, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Administrative Agent, Bookrunner and Lead Arranger, and General Electric Capital Corporation, as Revolving Agent, Syndication Agent and Collateral Agent.***

*Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 19, 2006.

** Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 20, 2006.

** Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 20, 2006.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 27th day of October, 2006.

SYMPHONY ASSET MANAGEMENT LLC

By: /s/ Neil L. Rudolph

Neil L. Rudolph, Chief Operating Officer

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